UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to .

Commission File Number 001-11543

A.            Full title of the plan and address of the plan:

The Rouse Company Retirement Savings Plan

c/o Human Resources and Administrative Services Division

The Rouse Company Building

10275 Little Patuxent Parkway

Columbia, Maryland 21044

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

The Rouse Company Building

10275 Little Patuxent Parkway

Columbia, Maryland 21044

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

December 31, 2003 and 2002

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm

The Trustee

The Rouse Company Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Rouse Company Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 11, 2004

Baltimore, Maryland

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Cash	$85,381	$—
Investments	93,558,926	77,124,277
Contributions receivable from The Rouse Company	2,928,667	—

Net assets available for benefits	$96,572,974	$77,124,277

See accompanying notes to financial statements.

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002

Investment income:
Dividends and interest	$1,873,234	$1,951,217
Net appreciation (depreciation) in fair values of investments	20,750,373	(6,029,161)
Interest on participant loans	135,641	179,347
Total investment income (loss)	22,759,248	(3,898,597)
Contributions from The Rouse Company	5,369,126	2,535,886
Contributions from participants	5,682,590	6,795,208
Distributions to participants	(14,092,991)	(5,712,850)
Participant loans repaid as part of termination distributions	(269,276)	(253,409)
Increase (decrease) in net assets available for plan benefits	19,448,697	(533,762)
Net assets available for plan benefits:
Beginning of year	77,124,277	77,658,039
End of year	$96,572,974	$77,124,277

See accompanying notes to financial statements.

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)       Summary of Significant Accounting Policies

(a)      Basis of presentation

The financial statements of The Rouse Company Retirement Savings Plan (the Plan), formerly The Rouse Company Savings Plan, have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b)      Investments

Investments in the common stock of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices.  Investments in common trust funds are carried at fair value as reported by the trustee based on the fair values of the underlying investments in the common trust funds. Loans to participants are carried at cost, which approximates fair value.  Security transactions are recognized on a trade date basis.  Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

(c)      Administrative expenses

The Company pays all administrative expenses incurred on behalf of the Plan.  Terminated participants who have left their account balances in the Plan are required to pay an administrative fee to T. Rowe Price relating to their accounts.  Participants requesting loans from the Plan are required to pay an administrative fee to T. Rowe Price for the processing of such loans.

(d)      Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period.  Actual results could differ from those estimates.

(2)       General Description of the Plan

The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan and was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies.  Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

Before-tax contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants.  Employees may also make after-tax contributions to the Plan as defined.  Participants can elect to reduce their compensation, as defined, by amounts ranging from 1% to 25%, subject to annual federal limitations.  Aggregate before-tax and after-tax contributions may not exceed 25% of compensation, as defined. After-tax contributions are not pursuant to salary reduction agreements.  Participants are able to defer payment of income taxes on their before-tax contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

Participants age 50 and over may also contribute catch-up contributions. These contributions can be made in addition to regular before-tax contributions up to certain limits. Catch-up contributions are not eligible for matching contributions.

Participants’ contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan.  Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations defined in the Plan.

Matching contributions are made by the Company to each participant’s account equal to $1.00 for every $1.00 of a participant’s before-tax contribution up to 3% of such participant’s base salary, then $1.00 for every $2.00 of a participant’s before-tax contribution for the next 2% of such participant’s base salary.  Participants may direct the Company’s matching contributions to any of the investment programs offered under the Plan.  Company matching contributions do not apply to catch-up contributions. Prior to January 1, 2002, participants who joined the Plan on or after January 1, 1989 were required to complete two years of service, as defined in the Plan, to become fully vested in the Company’s contributions.  Effective January 1, 2002, participants obtain an immediate and fully vested interest in all contributions made by the Company.  Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements or related fees.  Accumulated forfeitures were $7,058 and $5,345 at December 31, 2003 and 2002, respectively.  In 2002, accumulated forfeitures of $75,000 were applied to reduce employer contributions.

Effective January 1, 2003, the Company added Employer-Fixed Contributions to the Plan for eligible participants.  Such additional contributions are distributed to accounts of eligible participants pursuant to guidelines set forth in the Plan.  Generally, to be eligible for Employer-Fixed Contributions, employees must meet the following criteria: hired on or before January 1, 2003, be age 21, have worked 1,000 hours during and been employed on the last day of the plan year.  In addition, collectively bargained employees are not eligible for Employer-Fixed Contributions.  Contributions vest after three years of vesting service.  Forfeited nonvested Employer-Fixed Contributions may be used by the Company to satisfy future Employer-Fixed Contribution requirements.  The Employer-Fixed Contribution was $2,928,667 in 2003.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant.  In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2.  Participants may also make withdrawals of their before-tax contributions by reason of financial hardship, under specific guidelines set forth in the Plan.  Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances.  Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan.  Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years unless the loan is used to purchase a principal residence.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.  In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.

(3)       Investments

Investments that represent 5% or more of the Plan’s assets, are summarized as follows at December 31:

	2003	2002

The Rouse Company – common stock	$27,777,103	$22,024,993
T. Rowe Price mutual funds:
New Horizons Fund	8,302,793	6,441,685
Small Cap Value Fund	5,861,992	4,853,840
Spectrum Growth Fund	5,518,785	4,467,775
Summit Cash Reserves	6,317,690	7,023,422
T. Rowe Price common trust funds:
TRP Stable Value Fund	9,346,920	9,384,168
Equity Index Trust	6,556,470	5,670,958

Net appreciation (depreciation) in fair values of investments is summarized as follows for the years ended December 31:

	2003	2002

The Rouse Company:
Common stock	$9,727,434	$1,697,017
Quarterly income preferred securities	—	2,383
Mutual funds	9,330,666	(6,385,601)
Common Trust Funds	1,692,273	(1,342,960)

	$20,750,373	$(6,029,161)

(4)       Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt.  The Plan and its related trust have been amended since the date of the determination letter.  The Plan’s sponsor believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Number of Shares	Current Value

*The Rouse Company – Common stock	591,002	$27,777,103

*T. Rowe Price Mutual Funds:
Blue Chip Growth Fund	163,078	4,639,578
Mid-Cap Growth Fund	14,322	614,401
Mid-Cap Value Fund	28,812	586,038
Equity Income Fund	160,498	3,877,623
New Horizons Fund	334,790	8,302,793
Retirement 2010 Fund	72,660	937,312
Retirement 2020 Fund	17,274	232,341
Retirement 2030 Fund	19,466	268,819
Retirement 2040 Fund	995	13,784
Retirement Income Fund	13,293	155,533
Small-Cap Value Fund	199,455	5,861,992
Spectrum Growth Fund	372,891	5,518,785
Summit Cash Reserves	6,317,690	6,317,690

Ariel Growth Fund	68,280	3,080,790
Morgan Stanley International Equity Fund	182,988	3,467,614

*T. Rowe Price Common Trust Funds:
TRP Stable Value Fund	9,346,920	9,346,920
Bond Index Trust	171,861	3,622,840
Equity Index Trust	212,390	6,556,470

Total investments		91,178,426
Participant loans		2,380,500
		$93,558,926

*Denotes party in – interest

See accompanying notes to financial statements and report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROUSE COMPANY RETIREMENT SAVINGS PLAN

Date:	June 28, 2004	By	/s/ Kathleen M. Hart
Kathleen M. Hart, Plan Administrator

and

Date:	June 28, 2004	By	/s/ Patricia H. Dayton
Patricia H. Dayton, Trustee

EXHIBITS

(a)	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99 (1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Executive Officer

	99 (2)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Financial Officer